SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

TruBridge, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

205306103
(CUSIP Number)

Damien Leonard L6 Holdings Inc. Pinetree Capital Ltd.
49 Leuty Ave. Toronto, Ontario M4E 2R2, Canada
(416) 941-9600

with a copy to:
David A. Curtiss, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2024
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

____________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205306103	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON L6 Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 205306103	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Pinetree Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,094,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,094,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205306103	SCHEDULE 13D	Page 4 of 10 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Shares”), of TruBridge, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 54 St. Emanuel Street, Mobile, Alabama 36602.

Item 2.	IDENTITY AND BACKGROUND.

(a)	This statement is filed by:

(i)	L6 Holdings Inc., a corporation organized under the laws of Ontario, Canada (“L6”), with respect to the Shares held by it. Damien Leonard (“Mr. Leonard”) is a Managing Director of L6; and

(ii)	Pinetree Capital Ltd., a corporation organized under the laws of Ontario, Canada (“PCL”), with respect to the Shares held by Pinetree Income Partnership (“PIP”). Pinetree Capital Investment Corp., a corporation organized under the laws of Ontario, Canada (“PCIC”), holds 99.99% of the outstanding equity interests of PIP. Emerald Capital Corp., a corporation formed under the laws of the Province of Alberta, Canada (“Emerald”), holds .01% of the outstanding equity interests of PIP. PCL is the parent company and holds 100% of the outstanding capital stock of each of PCIC and Emerald. Mr. Leonard is the President and the ultimate control person of PCL.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The principal business address of each of the Reporting Persons is 49 Leuty Ave., Toronto, Ontario, M4E 2R2, Canada.

(c)	The principal business of each of the Reporting Persons is investing in securities.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(f)	(i)	L6 is a corporation organized under the laws of Ontario, Canada; and

	(ii)	PCL is a corporation organized under the laws of Ontario, Canada.

CUSIP No. 205306103	SCHEDULE 13D	Page 5 of 10 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares reported herein as beneficially owned by L6 were acquired at an aggregate purchase price of approximately $10,111,953, excluding brokerage commissions. Such Shares were acquired using the working capital of L6.

L6 may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

The shares of Common Stock reported herein as beneficially owned by PCL were acquired at an aggregate purchase price of approximately $4,216,606, excluding brokerage commissions. Such shares of Common Stock were acquired using the working capital of PIP.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have and intend to continue engaging in discussions with management and the board of directors of the Issuer (the “Board”) concerning the business, operations, and future plans of the Issuer. In addition, the Reporting Persons may consider and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in the composition of the Board, capital structure, organizational documents and strategy or plans of the Issuer. The Reporting Persons may communicate with other shareholders or third parties regarding the foregoing.

The Reporting Persons intend to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the price levels of the Shares, overall market conditions, other available investment opportunities, and the outcome of any discussions referenced above, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions on such terms and at such times as the Reporting Persons may deem advisable. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 205306103	SCHEDULE 13D	Page 6 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 14,548,776 Shares outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023.

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the “group” may be deemed to beneficially own an aggregate of 1,594,000 Shares, representing approximately 11.0% of the outstanding Shares. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

(b)

See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Shares effected by the Reporting Person during the past sixty (60) days is set forth in Schedule B hereto and is incorporated herein by reference.

(d)	No person (other than the Reporting Persons and PIP) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Other than as described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 99.1 hereto, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 205306103	SCHEDULE 13D	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2024

L6 HOLDINGS INC.

By:	/s/ Damien Leonard
Name:	Damien Leonard
Title:	Managing Director

Pinetree Capital Ltd.

By:	/s/ Damien Leonard
Name:	Damien Leonard
Title:	President

CUSIP No. 205306103	SCHEDULE 13D	Page 8 of 10 Pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each executive officer or director of each Reporting Person (the “Instruction C Persons”). To the best of each Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D, except as otherwise disclosed herein.

L6

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Damien Leonard	Managing Director	Managing Director of L6 and President of PCL	Canada	49 Leuty Ave. Toronto, Ontario M4E 2R2, Canada
Costain Leonard	Managing Director	Managing Director of L6	Canada	49 Leuty Ave. Toronto, Ontario M4E 2R2, Canada
Cebastien Leonard	Managing Director	Managing Director of L6	Canada	49 Leuty Ave. Toronto, Ontario M4E 2R2, Canada

PCL

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Damien Leonard	President and Director	Managing Director of L6 and President and Director of PCL	Canada	49 Leuty Ave. Toronto, Ontario M4E 2R2, Canada
Peter Tolnai	Director	Corporate Director	Canada	49 Leuty Ave. Toronto, Ontario M4E 2R2, Canada
Craig Miller	Director	President of Ithaka Partners Ltd.	Canada	82-33 Hazelton Ave., Toronto Ontario, M5R 2E3. Canada
Howard Ribak	Director	Director of Private Equity at Sectoral Asset Management Inc.	Canada	1610-1010 Sherbrooke St. West, Montreal, Quebec, H3A 2R7, Canada

John Bouffard	Chief Financial Officer and Secretary	Chief Financial Officer and Secretary of PCL	Canada	49 Leuty Ave. Toronto, Ontario M4E 2R2, Canada

CUSIP No. 205306103	SCHEDULE 13D	Page 9 of 10 Pages

Schedule B

Transactions in the Shares of the Issuer During the Past Sixty (60) Days

The following tables set forth all transactions in the Shares effected during the past sixty (60) days by each Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These Shares were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold or purchased at each separate price.

L6

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
02/02/2024	47,302	10.040	9.920-10.080
02/05/2024	71,200	9.626	9.515-9.750
02/07/2024	50,878	9.968	9.800-10.090
02/08/2024	10,000	10.375	10.280-10.440
02/09/2024	17,000	10.373	10.300-10.400
02/12/2024	10,373	10.266	10.080-10.400
02/13/2024	85,798	10.084	9.925-10.300
02/14/2024	30,730	9.841	9.690-9.990
02/20/2024	50,000	10.135	10.065-10.200
02/21/2024	50,000	9.977	9.870-10.000
02/22/2024	76,719	9.626	9.095-9.950
02/23/2024	60,000	8.859	8.705-9.210
03/06/2024	50,000	7.696	7.605-7.735
03/07/2024	222,000	7.910	7.750-8.090
03/08/2024	81,000	8.853	8.300-9.000
03/11/2024	81,000	9.497	8.945-9.870
03/12/2024	100,000	9.876	9.540-10.000

PIP

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
01/23/2024	17,312	9.994	9.910-10.000
01/24/2024	26,847	10.000	9.990-10.100
01/25/2024	1,485	10.100
01/26/2024	5,654	10.300	10.290-10.300
01/29/2024	7,609	10.326	10.150-10.400
01/30/2024	9,859	10.475	10.280-10.500
01/31/2024	30,000	10.209	10.100-10.300
02/01/2024	2,033	10.000
02/02/2024	19,201	9.953	9.865-10.000
02/06/2024	11,854	10.000
02/07/2024	8,146	9.930	9.790-10.000
02/22/2024	10,000	9.142	9.085-9.190
03/05/2024	167,870	7.788	7.555-7.980
03/06/2024	182,130	7.710	7.570-7.900

CUSIP No. 205306103	SCHEDULE 13D	Page 10 of 10 Pages

EXHIBIT 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: March 12, 2024

L6 HOLDINGS INC.

By:	/s/ Damien Leonard
Name:	Damien Leonard
Title:	Managing Director

Pinetree Capital Ltd.

By:	/s/ Damien Leonard
Name:	Damien Leonard
Title:	President